U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                    FORM 3

                                 OMB APPROVAL
                            OMB Number:  3235-0104
                         Expires:  September 30, 1998
               Estimated average burden hours per response:  0.5

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act
        of 1935 or Section 30(f) of the Investment Company Act of 1940

 1.  Name and Address of Reporting Person*
     Last, First, Middle:  Werthan, Thomas G.


     Street:  c/o EMCORE Corporation, 394 Elizabeth Avenue
     City, State, Zip:  Somerset, New Jersey 08873
 2.  Date of Event Requiring Statement (Month/Day/Year):  3/6/97

 3.  IRS or Social Security Number of Reporting Person
     (Voluntary)

 4.  Issuer Name and Ticker or Trading Symbol:  EMCORE
     Corporation (EMKR)

 5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

     ( X ) Director  (  ) 10% Owner
     ( x ) Officer (give title below)
     (   ) Other (specify below)

     Vice President and Chief Financial Officer

 6.  If Amendment, Date of Original (Month/Day/Year)

 7.  Individual or Joint/Group Filing (Check Applicable Line)

     ( x ) Form filed by One Reporting Person
     (   ) Form filed by More than One Reporting Person


*    If the form is filed by more than one reporting person, see Instruction
     5(b)(v).


                               TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

         1.  Title of Security                 2. Amount of Securities         3.  Ownership Form:  Direct (D)
             (Instr. 4)                           Beneficially Owned               or Indirect (I)
                                                  (Instr. 4)                       (Instr. 5)

  (1)    Common Stock                                                 62,529                     D



                                      TABLE I -- CONTINUED

         1.  Title of Security                 4. Nature of Indirect Beneficial Ownership
             (Instr. 4)                           (Instr. 5)

  (1)    Common Stock


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                           TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                      (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

         1. Title of Derivative          2. Date Exercisable        3.  Title and Amount of Securities
            Security                        and Expiration              Underlying Derivative Security
            (Instr. 4)                      Date                        (Instr. 4)
                                            (Month/Day/Year)

                                         Date          Expiration                             Amount or
                                         Exercisable   Date                                   Number
                                                                             Title            of Shares

  (1)    Incentive Common Stock            Immed.        9/11/05    Common Stock                   17,647
         Options (right to buy)

  (2)    Common Stock Warrants (right      Immed.        5/01/01    Common Stock                   23,586
         to buy)


                                           TABLE II -- CONTINUED

         1. Title of Derivative          4. Conversion    5. Ownership        6. Nature of
            Security                        or               Form                Indirect
            (Instr. 4)                      Exercise         of Derivative       Beneficial
                                            Price of         Security:           Ownership
                                            Derivative       Direct (D) or       (Instr. 5)
                                            Security         Indirect (I)
                                                             (Instr. 5)

  (1)    Incentive Common Stock                 $3.03             D
         Options (right to buy)

  (2)    Common Stock Warrants (right           $4.20             D
         to buy)


Explanation of Responses:


/s/ Thomas G. Werthan                 March 11, 1997
**Signature of Reporting Person       Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.